Exhibit 99.1

News Release

Stantec 2015 Annual Meeting of Shareholders Results

EDMONTON, AB; NEW YORK, NY (May 19, 2015) TSX, NYSE:STN

Stantec Inc. (“Stantec” or the “Company”) held its annual meeting of shareholders in Calgary on May 14, 2015. A total of approximately 65,151,587 shares (approximately 69.4% of outstanding common shares) were represented in person or by proxy.

The complete voting results from the meeting are as follows:

1.	Election of Directors

Each of the nine nominees listed in the Management Information Circular was elected as a Director of Stantec.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Douglas K. Ammerman	58,807,332	92.08	5,058,793	7.92
David L. Emerson, PC	63,545,865	99.50	320,260	0.50
Delores M. Etter	59,793,785	93.62	4,072,340	6.38
Anthony P. Franceschini	62,709,367	98.19	1,156,758	1.81
Robert J. Gomes	63,307,878	99.13	557,797	0.87
Susan E. Hartman	57,277,167	89.68	6,588,958	10.32
Aram H. Keith	61,417,885	96.17	2,448,240	3.83
Donald J. Lowry	59,390,216	92.99	4,475,909	7.01
Ivor M. Ruste	63,079,622	98.77	786,503	1.23

2.	Appointment of Auditors named in the Management Proxy Circular

Ernst & Young LLP, Chartered Accountants, were appointed as auditors of Stantec until the close of the next annual general shareholders’ meeting and the Directors were authorized to fix the remuneration of the auditors.

Votes For	% For	Votes Withheld	% Withheld
63,382,394	97.23	1,808,406	2.77

3.	Non-binding Advisory Vote on Executive Compensation

The Shareholders accepted the approach to executive compensation disclosed in the Management Information Circular delivered in advance of the 2015 annual meeting of shareholders.

Votes For	% For	Votes Against	% Against
56,239,982	88.06	7,626,143	11.94

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 15,000 employees working in over 250 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships.

Since 1954, our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN.

Investor Contact

Sonia Kirby

Stantec Investor Relations

Ph: (780) 917-7114

sonia.kirby@stantec.com

Design with community in mind